Mail Stop 3561
								August 9, 2005


Via US Mail and Facsimile

Ms. Andrea Scheidel
Vice President and Controller
MidAmerican Energy Holdings Company
302 South 36th Street, Suite 400
Omaha, NE  68131

Re:	CE Generation, LLC
	Form 10-K for the Year Ended December 31, 2004
	Form 10-Q for the Quarterly Period Ended March 31, 2005
	File No. 333-89521

Dear Ms. Scheidel:

      We have reviewed your response dated August 2, 2005 to our comment letter dated July 20, 2005 and have the following additional comment.

Form 10-K for the Year Ended December 31, 2004
Financial Statements, page 22
Note 5. Project Loans, page 33

1. We note you have excluded the amounts of certain pledged assets in
computing the amount of restricted net assets of the consolidated
subsidiaries.   Rule 4-08(e)(3) states that debt secured by
certain
of a subsidiary`s assets does not constitute a restriction under the
rule, however, please explain to us your basis for excluding the amounts of such assets from your computation. Refer to Staff Accounting Bulletin Topic 6:K2, Financial Reporting Codification
213.02 and additional guidance which may be found on our website at
http://www.sec.gov/interps/account/sabcodet6.htm#6k2a.   Further,
please tell us and disclose in future filings the amount of retained earnings restricted. See Rule 4-08(e).

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your response to our comment.
      You may contact Donna Di Silvio at (202) 551-3202 if you have questions, or in her absence, to the undersigned at (202) 551-3841.

      Sincerely,



								Michael Moran
								Branch Chief

??

??

??

??

Ms. Andrea Scheidel
MidAmerican Energy Holdings Company
August 9, 2005
Page 1